SEC File No. 70-10122

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

CERTIFICATE PURSUANT TO

RULE 24

OF PARTIAL COMPLETION OF

TRANSACTIONS

FIRSTENERGY CORP.

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In the matter of                                                                        :
FirstEnergy Corp.                                                                    : Certificate Pursuant
: to Rule 24 of Partial
: Completion of
: Transactions
:
SEC File No. 70-10122                                                            :
(Public Utility Holding Company Act                                        :
of 1935)                                                                                  :
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TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

The undersigned, FirstEnergy Corp. (FirstEnergy) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-10122 have been carried out in accordance with the Commission’s Order dated June 30, 2003 as follows:

(1)  During the period July 1, 2005 through September 30, 2005, there were no sales of common stock or preferred securities by FirstEnergy.

(2)  FirstEnergy purchased on the open market 246,763 shares of common stock pursuant to its dividend reinvestment plans and 2,000 shares of restricted stock and zero shares of restricted stock units were granted under employee benefit plans during the third quarter of 2005. The restrictions on restricted stock units lapse over a defined period of time or based on performance. Dividends are received on the restricted stock units and are reinvested in additional shares.

(3)  During the period July 1, 2005 through September 30, 2005, no FirstEnergy common stock was transferred to a seller of securities of a company being acquired.

(4)  During the period July 1, 2005 through September 30, 2005, there was no long-term Debt and Preferred Securities issued by FirstEnergy. FirstEnergy issued the following short-term Debt during the third quarter of 2005:

	Transaction Date	Maturity Date	Rate	Transaction Amount
KeyBank (FirstEnergy Revolver - $2 Billion 5-Year Facility)
FirstEnergy	7/1/2005	7/6/2005 7/7/2005	3.83%	$44,000,000
FirstEnergy	7/8/2005	7/12/2005	3.80%	$20,000,000
FirstEnergy	7/11/2005	7/12/2005	3.83%	$18,000,000
FirstEnergy	7/15/2005	7/18/2005	3.92%	$32,000,000
FirstEnergy	7/18/2005	7/19/2005	3.84%	$2,000,000
FirstEnergy	7/20/2005	7/21/2005 7/25/2005 7/26/2005	3.76%	$73,000,000
FirstEnergy	7/29/2005	8/2/2005	3.91%	$46,000,000
FirstEnergy	8/1/2005	8/2/2005 8/3/2005	3.88%	$17,500,000
FirstEnergy	9/1/2005	9/2/2005 9/6/2005	4.17%	$15,000,000
FirstEnergy	9/20/2005	9/21/2005	4.22%	$32,000,000

(5)  During the period July 1, 2005 through September 30, 2005, the following short-term debt was issued by the Utility Subsidiaries:

	Transaction Date	Maturity Date	Rate	Transaction Amount
CitiBank (FirstEnergy Revolver - $2 Billion 5-Year Facility)
Ohio Edison Company (OE)	7/1/2005	7/11/2005	3.80%	$30,000,000

Union Bank of California (Pennsylvania Electric Company (Penelec) $100 Million Term Loan Facility)
Penelec	7/15/2005	8/15/2005	3.81%	$75,000,000
Penelec	8/15/2005	9/15/2005	4.00%	$75,000,000
Penelec	9/15/2005	10/7/2005	4.19%	$75,000,000

Under the Utility Money Pool, the principal balance of borrowings at the end of the third quarter of 2005 and average interest rate during the third quarter of 2005 are as follows:

Regulated Money Pool Loan to/(Borrowing from):	Average Interest Rate	Principal Balance

OE	3.5021%	$793,126,314
Pennsylvania Power Company (Penn)	3.5021%	(34,821,229)
The Cleveland Electric Illuminating Company (CEI)	3.5021%	(466,432,871)
The Toledo Edison Company (TE)	3.5021%	(378,072,481)
American Transmission Systems, Incorporated (ATSI)	3.5021%	22,160,179
Jersey Central Power & Light Company (JCP&L)	3.5021%	(114,932,142)
Metropolitan Edison Company (Met-Ed)	3.5021%	(76,755,046)
Penelec	3.5021%	(114,748,754)
York Haven Power Company	3.5021%	15,792,901

(6)  During the third quarter of 2005, there were no financings consummated by any Non-Utility subsidiary that were not exempt under rule 52.

(7)  During the third quarter of 2005, the following guarantees were made by FirstEnergy to support activities of the corporation and its subsidiaries:

Beneficiary	Amount	Terms	Purpose of Guarantee

FirstEnergy Solutions Corp. (FES) (Trading - Electric)
CMS Energy Resource Mgmt Co.	$7,500,000	(a)	(b)
Midwest ISO	10,000,000	(a)	(b)
PJM Interconnection	10,000,000	(a)	(b)

FES (Trading - Gas)
Columbia Gulf Transmission Corp	2,000,000	(a)	(c)

FirstEnergy Generation Corp. (Fuel Marketing / Coal)
Koch Carbon LLC	5,000,000	(a)	(d)
Ohio Valley Electric Corp.	300,000,000	(e)	(f)

FirstEnergy
McKinley Aircraft Holdings Inc.	10,167,137	(g)	(h)
McKinley Aircraft Holdings Inc.	25,100,000	(i)	(h)
McKinley Aircraft Holdings Inc.	6,096,606	(j)	(h)

(a)	This is a continuing guaranty, with a ten-day termination right by FirstEnergy.
(b)	Parental guarantees issued by FirstEnergy to provide credit support for electric power purchases by subsidiary.
(c)	Parental guarantees issued by FirstEnergy to provide credit support for natural gas purchases by subsidiary.
(d)	Credit backstop to support coal purchases and/or emission trading
(e)	This guaranty expires December 31, 2026.
(f)	Credit backstop to support FirstEnergy Generation Corp.’s ownership share in Ohio Valley Electric Corp.
(g)	This guaranty expires July 10, 2010.
(h)	Credit backstop for FirstEnergy Corp. airplane lease.
(i)	This guaranty expires June 30, 2008.
(j)	This guaranty expires January 5, 2008.

The following Letters of Credits (LOC) were issued during the third quarter of 2005:

Beneficiary	Amount	Purpose of LOC

FirstEnergy (on behalf of GPU Service Company)
Cologne Reinsurance Company (Dublin) Ltd.	$6,008,976	(a)

GPU Service Company
Genesis Insurance Co.	3,873,554	(a)

FirstEnergy Facilities Services Group, LLC
Old Republic Insurance Company	6,876,385	(b)

(a)	Renewed Surety Bonds for self-insurance claims. Original LOC was issued in the fourth quarter of 2003.
(b)	Renewed collateral of FirstEnergy Facilities Services Group, LLC insurance. Original LOC was issued in the third quarter of 2003.

(8)  During the third quarter of 2005, FirstEnergy entered into five forward starting swap agreements in order to hedge a portion of the consolidated interest rate risk associated with the planned issuance of fixed-rate, long-term debt securities for one or more of its consolidated entities in the third and fourth quarters of 2006. These derivatives are treated as cash flow hedges, protecting against the risk of changes in the future interest payments resulting from changes in benchmark U.S. Treasury rates between the date of hedge inception and the date of the debt issuance. The notional amounts, counterparties, and principal terms of the forward starting swap agreements are filed pursuant to request for confidential treatment.

(9)  There were no investments made in any intermediate subsidiary or financing subsidiary during the third quarter of 2005.

(10)  During the third quarter of 2005, FirstEnergy filed the following U-6B-2 Forms:

              Company                                                   Filing Date
  CEI                                                            July 12, 2005

(11)       CEI engaged in jurisdictional financing transactions during the third quarter of 2005. Consolidated balance sheets of CEI for the quarter ended September 30, 2005 are incorporated by reference to CEI’s Form 10-Q Quarterly Report to SEC for the quarter ended September 30, 2005 (File No. 1-2323).

(12)  The following table presented in thousands, provides the capital structure of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the third quarter of 2005.

FirstEnergy	Amount	Ratio
Common Equity	$8,827,959	44.91%
Preferred Stock	183,719	0.93%
Long-Term Debt	10,402,146	52.91%
Short-Term Debt	246,505	1.25%
Total Capitalization	$19,660,329	100.00%

OE
Common Equity	$2,475,088	59.39%
Preferred Stock	75,070	1.80%
Long-Term Debt	1,372,803	32.94%
Short-Term Debt	244,555	5.87%
Total Capitalization	$4,167,516	100.00%

CEI
Common Equity	$1,943,540	43.07%
Preferred Stock	-	-%
Long-Term Debt	2,015,436	44.66%
Short-Term Debt	553,784	12.27%
Total Capitalization	$4,512,760	100.00%

TE
Common Equity	$865,338	51.22%
Preferred Stock	96,000	5.68%
Long-Term Debt	350,023	20.72%
Short-Term Debt	378,190	22.38%
Total Capitalization	$1,689,551	100.00%

Penn
Common Equity	$371,943	65.51%
Preferred Stock	14,105	2.48%
Long-Term Debt	146,944	25.88%
Short-Term Debt	34,821	6.13%
Total Capitalization	$567,813	100.00%

JCP&L
Common Equity	$3,217,806	71.03%
Preferred Stock	12,649	0.28%
Long-Term Debt	1,184,523	26.15%
Short-Term Debt	114,932	2.54%
Total Capitalization	$4,529,910	100.00%

Met-Ed
Common Equity	$1,275,103	62.32%
Preferred Stock	-	-%
Long-Term Debt	694,116	33.93%
Short-Term Debt	76,755	3.75%
Total Capitalization	$2,045,974	100.00%

Penelec
Common Equity	$1,298,303	66.00%
Preferred Stock	-	-%
Long-Term Debt	478,958	24.35%
Short-Term Debt	189,749	9.65%
Total Capitalization	$1,967,010	100.00%

(13)  The following table presented in thousands provides retained earnings analysis of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the third quarter of 2005.

	FirstEnergy	OE	CEI	TE
Balance, December 31, 2004	$1,856,863	$442,198	$553,740	$191,059
Net Income	670,078	235,251	164,578	50,268
Cash Dividends on Preferred Stock	-	(1,976)	(1,429)	(6,109)
Cash Dividends on Common Stock	(411,507)	(241,000)	(141,000)	(10,000)
Other	-	-	(1,495)	-
Balance, September 30, 2005	$2,115,434	$434,473	$574,394	$225,218

	Penn	JCP&L	Met-Ed	Penelec
Balance, December 31, 2004	$87,695	$43,271	$38,966	$46,068
Net Income	53,753	145,008	33,144	24,852
Cash Dividends on Preferred Stock	(1,534)	(375)	-	-
Cash Dividends on Common Stock	(8,000)	(83,000)	(44,000)	(32,000)
Other	-	-	-	-
Balance, September 30, 2005	$131,914	$104,904	$28,110	$38,920

(14)      During the third quarter of 2005, there was no change to any of the credit ratings of FirstEnergy or any of its subsidiaries by any of the nationally recognized credit rating agencies.

(15)  FirstEnergy’s aggregate investment includes all amounts invested, or commitments to be invested, in exempt wholesale generators (EWGs), for which there is recourse, directly or indirectly, to the registered holding company. Accordingly, FirstEnergy’s aggregate investment as of September 30, 2005 is as follows:

(In Thousands
FirstEnergy Generation Corp.	$1,045,506
Termobarranquilla S. A.	46,551
Aggregate Investment in EWGs	$1,092,057*

* Aggregate investment amounts reflected here include LOCs and guarantees, but do not include any goodwill or other fair value adjustments.

Aggregate Investment as a Percentage of FirstEnergy and Subsidiary Companies:

Total capitalization	$19,660,329	5.6%
Net utility plant	$13,773,219	7.9%
Total consolidated assets	$31,373,219	3.5%
Market value of common equity	$17,191,067	6.4%

(16)  Set forth below is a summary of the direct or indirect investments as defined in SEC Rule 53(a) by FirstEnergy, as of September 30, 2005 in EWGs, as well as the percentage of equity ownership.

	FirstEnergy’s Investment at 09/30/05	FirstEnergy’s % Equity	Owners not affiliated with FirstEnergy
Associate Company	($000)*	Ownership	Name of Entity	Type of Entity

Termobarranquilla S.A. (a)	$46,551	0%	ABB Energy Ventures, Inc.	Foreign
			Lancaster Steel	Foreign
			Distral Group	Foreign
			Corp. Electrica	Foreign
			Corp. Electrica
			De la Costa
			Atlantica
			Darby Mazzanine
			Holdings, LLC

FirstEnergy Generation Corp.	1,045,506	100%	Not Applicable	N/A

Total Aggregate Investment in EWGs	$1,092,057

      (*)    Aggregate investment amounts reflected here include LOCs and guarantees, but do not include any goodwill or other fair value adjustments.

(a)	FirstEnergy sold Termobarranquilla S.A. on January 31, 2004. The remaining investment represents outstanding LOCs issued by FirstEnergy.

(17)  FirstEnergy and Subsidiary Companies Consolidated Capitalization Ratios as of September 30, 2005:

	Amount (000’s)	Ratio
Common equity	$8,827,959	44.9%
Preferred stock not subject to mandatory redemption	183,719	0.9%
Long-term debt	10,402,146	52.9%
Notes payable	246,505	1.3%

Total capitalization	$19,660,329	100.0%

(18)  Market-to-book ratio of FirstEnergy and Subsidiary Companies common stock as of September 30, 2005:

Closing Market Price per Share	$52.12
Book Value per Share	$26.86
Market-to Book Ratio of Common Stock	194.1%

(19)  No new EWG/FUCO project covered by the Modified Rule 53 Test in which FirstEnergy has invested or committed to invest during the third quarter of 2005.

(20)  Analysis of Growth in Retained Earnings for FirstEnergy and Subsidiary Companies:

(In Thousands)
Retained Earnings as of 09/30/05	$2,115,434
Retained Earnings as of 12/31/04	1,856,863
Growth in Retained Earnings	$258,571

Analysis of Growth in Retained Earnings:
Income contribution from regulated utility companies	$681,458
Income contribution from EWGs	20,131
Income contribution from all other companies	85,660
FirstEnergy Holding and Service companies	(117,171)
Cash dividends declared on common stock	(411,507)
Growth in Retained Earnings	$258,571

(21)  Statements of Operations for the period ended September 30, 2005 for FirstEnergy Generation Corp. will be filed separately under a request for confidential treatment under Rule 104 (b)

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

FirstEnergy Corp.

November 22, 2005
	By:	/s/ Harvey L. Wagner
Harvey L. Wagner Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)